# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIGMA, INC., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND VIII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,152,394; sole dispositive power 0; shared dispositive power 22,152,394; aggregate amount beneficially owned 22,152,394 (5.3% of the class)
  Comment: Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 60,000; sole dispositive power 0; shared dispositive power 60,000; aggregate amount beneficially owned 60,000 (0.1% of the class)
  Comment: Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SC U.S. GROWTH IX MANAGEMENT, L.P. ("SC U.S. GROWTH IX MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,077,911; sole dispositive power 0; shared dispositive power 1,077,911; aggregate amount beneficially owned 1,077,911 (0.3% of the class)
  Comment: Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SC US/E GROWTH FUND X MANAGEMENT, L.P. ("SC US/E GROWTH X MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,971,015; sole dispositive power 0; shared dispositive power 1,971,015; aggregate amount beneficially owned 1,971,015 (0.5% of the class)
  Comment: Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SC US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 60,000; sole dispositive power 0; shared dispositive power 60,000; aggregate amount beneficially owned 60,000 (0.1% of the class)
  Comment: 60,000 shares, of which 60,000 shares are directly owned by SC US/E EXPANSION FUND I. SC US/E EXPANSION FUND I MGMT is the general partner of SC US/E EXPANSION FUND I.
  
  Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SC U.S. Growth VIII Management, L.P. ("SC U.S. GROWTH VIII MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 22,152,394; sole dispositive power 0; shared dispositive power 22,152,394; aggregate amount beneficially owned 22,152,394 (5.3% of the class)
  Comment: 22,152,394 shares, of which 22,152,394 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. SC U.S. GROWTH VIII MANAGEMENT is the general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII.
  
  Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
- SC US (TTGP), LTD. ("SC US (TTGP)"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 25,261,320; sole dispositive power 0; shared dispositive power 25,261,320; aggregate amount beneficially owned 25,261,320 (6.1% of the class)
  Comment: 25,261,320 shares, of which 22,152,394 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 60,000 shares are directly owned by SC US/E EXPANSION FUND I, 1,077,911 shares are directly owned by SC U.S. GROWTH IX MANAGEMENT, and 1,971,015 shares are directly owned by SC US/E GROWTH X MANAGEMENT. The general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SC U.S. GROWTH IX MANAGEMENT, SC US/E GROWTH X MANAGEMENT, SC US/E EXPANSION FUND I MGMT, and SC U.S. GROWTH VIII MANAGEMENT is SC US (TTGP).
  
  Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.

## Item 1. Issuer
Name of issuer: FIGMA, INC.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California

## Item 2. Person Filing
Name of person filing:
Sequoia Capital US/E Expansion Fund I, L.P.
SC U.S. Growth IX Management, L.P.
SC US/E Growth Fund X Management, L.P.
SC US (TTGP), Ltd.
SC US/E Expansion Fund I Management, L.P.
SC U.S. Growth VIII Management, L.P.
Sequoia Capital U.S. Growth Fund VIII, L.P.

The general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXP I MGMT. The General Partner of SC U.S. GROWTH IX MANAGEMENT, SC US/E GROWTH X MANAGEMENT, SC US/E EXP I MGMT, SC U.S. GROWTH VIII MANAGEMENT is SC US (TTGP).
Address of principal business office or, if none, residence: 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025
Citizenship: Sequoia Capital U.S. Growth Fund VIII, L.P., Sequoia Capital US/E Expansion Fund I, L.P., SC U.S. Growth IX Management, L.P., SC US/E Growth Fund X Management, L.P., SC US (TTGP), Ltd., SC US/E Expansion Fund I Management, L.P., and SC U.S. Growth VIII Management, L.P. are each organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 25,261,320 shares, of which 22,152,394 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 60,000 shares are directly owned by SC US/E EXPANSION FUND I, 1,077,911 shares are directly owned by SC U.S. GROWTH IX MANAGEMENT, and 1,971,015 shares are directly owned by SC US/E GROWTH X MANAGEMENT. The general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SC U.S. GROWTH IX MANAGEMENT, SC US/E GROWTH X MANAGEMENT, SC US/E EXPANSION FUND I MGMT, SC U.S. GROWTH VIII MANAGEMENT is SC US (TTGP).
Percent of class: 6.1%. Based on a total of 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SEQUOIA CAPITAL U.S. GROWTH FUND VIII: 22,152,394
SC US/E EXPANSION FUND I: 60,000
SC U.S. GROWTH IX MANAGEMENT: 1,077,911
SC US/E GROWTH X MANAGEMENT: 1,971,015
SC US/E EXPANSION FUND I MGMT: 60,000 shares, of which 60,000 shares are directly owned by SC US/E EXPANSION FUND I. SC US/E EXPANSION FUND I MGMT is the general partner of SC US/E EXPANSION FUND I.
SC U.S. GROWTH VIII MANAGEMENT: 25,261,320 shares, of which 25,261,320 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. SC U.S. GROWTH VIII MANAGEMENT is the general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII.
SC US (TTGP): 25,261,320 shares, of which 22,152,394 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 60,000 shares are directly owned by SC US/E EXPANSION FUND I, 1,077,911 shares are directly owned by SC U.S. GROWTH IX MANAGEMENT, and 1,971,015 shares are directly owned by SC US/E GROWTH X MANAGEMENT. The general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SC U.S. GROWTH IX MANAGEMENT, SC US/E GROWTH X MANAGEMENT, SC US/E EXPANSION FUND I MGMT, and SC U.S. GROWTH VIII MANAGEMENT is SC US (TTGP).
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SEQUOIA CAPITAL U.S. GROWTH FUND VIII: 22,152,394
SC US/E EXPANSION FUND I: 60,000
SC U.S. GROWTH IX MANAGEMENT: 1,077,911
SC US/E GROWTH X MANAGEMENT: 1,971,015
SC US/E EXPANSION FUND I MGMT: 60,000 shares, of which 60,000 shares are directly owned by SC US/E EXPANSION FUND I. SC US/E EXPANSION FUND I MGMT is the general partner of SC US/E EXPANSION FUND I.
SC U.S. GROWTH VIII MANAGEMENT: 25,261,320 shares, of which 25,261,320 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII. SC U.S. GROWTH VIII MANAGEMENT is the general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII.
SC US (TTGP): 25,261,320 shares, of which 22,152,394 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VIII, 60,000 shares are directly owned by SC US/E EXPANSION FUND I, 1,077,911 shares are directly owned by SC U.S. GROWTH IX MANAGEMENT, and 1,971,015 shares are directly owned by SC US/E GROWTH X MANAGEMENT. The general partner of SEQUOIA CAPITAL U.S. GROWTH FUND VIII is SC U.S. GROWTH VIII MANAGEMENT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SC U.S. GROWTH IX MANAGEMENT, SC US/E GROWTH X MANAGEMENT, SC US/E EXPANSION FUND I MGMT, and SC U.S. GROWTH VIII MANAGEMENT is SC US (TTGP).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P. ("SEQUOIA CAPITAL U.S. GROWTH FUND VIII"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. ("SC US/E EXPANSION FUND I"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SC U.S. GROWTH IX MANAGEMENT, L.P. ("SC U.S. GROWTH IX MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SC US/E GROWTH FUND X MANAGEMENT, L.P. ("SC US/E GROWTH X MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SC US/E EXPANSION FUND I MANAGEMENT, L.P. ("SC US/E EXPANSION FUND I MGMT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SC U.S. Growth VIII Management, L.P. ("SC U.S. GROWTH VIII MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (11/13/2025)